EXHIBIT 99.1

NetCom launches the most comprehensive 3G network in Norway

When NetCom, wholly owned subsidiary of TeliaSonera, tomorrow launches its UMTS network (3G) in Norway, customers will be able to use PC laptops to read mail and surf the Internet - at any time and anywhere. Netcom's mobile broadband is being offered at a fixed price per month, with no restrictions to use. At the same time, NetCom is implementing considerable reductions to its standard data prices.

Netcom's first 3G service is mobile broadband. The company is launching NetCom Connect, which is a smartcard for PC laptops that provides Internet access at broadband speed. The download rate can be perceived as five to six times faster than ISDN or 10 times faster than today's mobile rate. "With a cost for unlimited use of NOK 399 per month (NOK 499, including VAT), this is a positive alternative for our customers, who send e-mail or surf the Internet, whether they are on the move, at their summer cottage or at home," says Barbara Thoralfsson, President of NetCom.

According to figures from Statistics Norway, there are currently more than 500,000 Norwegians who only use ISDN when surfing the Internet or sending e-mail. In addition, there are about 600,000 persons with modem Internet access. Many of these do not have access to fixed-line broadband. This makes Netcom's offering an excellent and simple alternative.

Most comprehensive in Norway More than 240 towns and urban areas will receive UMTS coverage when the network opens. This means that about 3.5 million Norwegians will have access to UMTS. This is the most extensive 3G network in Norway.

In addition, NetCom is making extensive progress in building out EDGE, a technology that will provide a data-transfer rate that is two to three times faster compared with ISDN.

These build-outs will mean that 4.3 million Norwegians, or 95 per cent of the population, will have access to mobile broadband during 2006. "Technology is highly complicated for most people and uninteresting for many. We want to have simple and efficient services that generate added value and are competitive in terms of price. This is what people want," says Thoralfsson. The UMTS network will be opened for mobile phones on June 1, 2005.

Strong reductions in data prices Effective March 1, 2005, there will also be a substantial reduction in Netcom's standard data prices. There will be a single price for all of Netcom's customers, regardless of whether they have a subscription or prepaid. The new price is NOK 20 per MB. This is a price reduction of as much as 80 per cent for customers, making it far less expensive to read the news and check the weather on a mobile. To create simplicity for customers, there is a single price for all data traffic: GPRS, EDGE and UMTS. "With NetCom Connect and its new data prices, NetCom is adding real momentum to mobile data," adds Thoralfsson.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact:
Guri Wormdahl, Communications Director, NetCom, +47-934 34 200

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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